                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                              CENTRAL BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   152418 10 9
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                                 (CUSIP Number)

                                 JOHN D. DOHERTY
                              CENTRAL BANCORP, INC.
                               399 HIGHLAND AVENUE
                         SOMERVILLE, MASSACHUSETTS 02144
                                 (617) 628-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 19, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages


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CUSIP NO. 152418 10 9                 13D                      PAGE 2 OF 9 PAGES
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1     NAMES OF REPORTING PERSONS:
      JOHN D. DOHERTY

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      NOT APPLICABLE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                              (a)  /_/

                                                              (b)  /X/
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INTRUCTIONS)
      PF, OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          /_/
      PURSUANT TO ITEMS 2(d) or 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

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                        7    SOLE VOTING POWER                233,968*
       NUMBER OF
         SHARES      -----------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER               15,845**
        OWNED BY
          EACH       -----------------------------------------------------------
       REPORTING        9    SOLE DISPOSITIVE POWER           215,968
         PERSON
          WITH       -----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER          15,845**

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      249,813
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /_/
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.13% ***
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

--------------------------
* Includes 11,561 shares Mr. John D. Doherty has the right to acquire upon the exercise of options exercisable within 60 days of October 23, 2006. Also includes 18,000 shares of restricted Common Stock awarded under the Central Bancorp, Inc. 2006 Long-Term Incentive Plan (the "Incentive Plan") and 75,538 shares held by the Joseph R. Doherty Family Limited Partnership, L.P. (the "FLP"). As the sole general partner of the FLP, John D. Doherty has sole voting and dispositive power over the shares held by the FLP.
** Shares allocated to John D. Doherty's account in the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP").
*** Based on 1,651,512 shares outstanding as of October 23, 2006, assuming options to acquire 11,561 shares have been exercised.

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CUSIP NO. 152418 10 9                 13D                      PAGE 3 OF 9 PAGES
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1     NAMES OF REPORTING PERSONS:
      JOSEPH R. DOHERTY

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      NOT APPLICABLE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) /_/

                                                               (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        /_/
      PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER                  3,926
       NUMBER OF
         SHARES      -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER                    0
        OWNED BY
          EACH       -----------------------------------------------------------
       REPORTING       9     SOLE DISPOSITIVE POWER             3,926
         PERSON
          WITH       -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER               0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,926
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /_/
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.24%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

*  Based on 1,639,591 shares outstanding as of October 23, 2006.


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CUSIP NO. 152418 10 9                 13D                      PAGE 4 OF 9 PAGES
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1     NAMES OF REPORTING PERSONS:
      JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      NOT APPLICABLE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) /_/

                                                               (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        /_/
      PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER                      0
       NUMBER OF
         SHARES      -----------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER               75,538*
        OWNED BY
          EACH       -----------------------------------------------------------
       REPORTING       9     SOLE DISPOSITIVE POWER                 0
         PERSON
          WITH       -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER          75,538*

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,538
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /_/
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.61%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

* As the sole general partner of the FLP, John D. Doherty has sole voting and dispositive power over the shares held by the FLP.
**   Based on 1,639,591 shares outstanding as of October 23, 2006.

ITEM 1.        SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock") of Central Bancorp, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.        IDENTITY AND BACKGROUND

         (a) The names of the persons filing this statement are John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P., a Delaware limited partnership (the "FLP"). The FLP, John Doherty and Joseph Doherty are collectively, the "Reporting Persons" herein.

         (b) The business address of each of the Reporting Persons is 399 Highland Avenue, Somerville, Massachusetts 02144.

         (c) John D. Doherty's principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer. Joseph R. Doherty's principal occupation is Chairman of the Board of the Issuer's wholly owned subsidiary, Central Co-operative Bank.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)   John D. and Joseph R. Doherty are citizens of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Joseph R. Doherty acquired 98,638 shares with $1,781,738 of his own funds. 60,675 of such shares have been transferred to the FLP of which Joseph R. Doherty had been the general partner. Joseph R. Doherty withdrew as sole general partner of the FLP on July 12, 2005, at which time John D. Doherty was appointed sole general partner of the FLP. In addition, the FLP has purchased 14,863 shares with $482,523 of its own funds. John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty. John D. Doherty has also acquired 90,906 shares with $54,083 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due June 11, 2007, which has been reduced in principal amount to $1,051,361. John D. Doherty was awarded 18,000 shares of restricted Common Stock under Incentive Plan and also has 15,845 shares allocated to his account in the ESOP, for which in each case he was not required to pay monetary consideration. Mr. Doherty also indirectly acquired 35,504 shares of Common Stock as a result of his purchase of 49 Class B Partnership Units of the FLP from Joseph R. Doherty with $475,300 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due December 31, 2014. The promissory note has been previously filed as Exhibit 7 hereto.

ITEM 4.        PURPOSE OF TRANSACTION

         The Reporting Persons specifically disclaim that they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

         The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases. For estate planning purposes, Joseph R. Doherty intends to transfer shares owned by him to the FLP and may make inter vivos transfers of shares and limited partnership interests in the FLP to John D. Doherty. John D. Doherty may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the 1999 Option Plan or future grants of options or awards of shares of restricted Common Stock under the Incentive Plan.

         Because Joseph R. and John D. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be "acting in concert" for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty's individual ownership to up to 20% of the Issuer's outstanding stock. Because the FLP was presumed to be acting in concert with Joseph R. Doherty as its general partner, the FLP filed and received clearance of a Notice of Change in Bank Control provided that its ownership did not cause the aggregate ownership of the Dohertys to exceed 20%. John D. Doherty and the FLP jointly filed a Change in Bank Control Notice with the Federal Reserve Board and received clearance for Joseph R. Doherty to withdraw as sole general partner of the FLP and for John D. Doherty to be appointed as sole general partner of the FLP. On July 12, 2005, Joseph R. Doherty withdrew as the FLP's general partner and John D. Doherty was appointed as general partner. Subsequently, John
D. Doherty and Joseph R. Doherty advised the Federal Reserve Board by letter of Joseph R. Doherty's intention to sell 49 of his Class B Partnership Units in the FLP to John D. Doherty, such transaction being contemplated in the previously-approved Change of Control Notice. Inasmuch as John D. Doherty is already deemed to control the Common Stock held by the FLP through his status as general partner of the FLP, the proposed sale had no change in control implications because after his acquisition of the additional Class B Partnership Units, he "controls" the same number of shares of Common Stock that he controlled under the Federal Reserve Board's regulations prior to the transaction. The Federal Reserve Board has also determined that the FLP is a "qualified family partnership" for purposes of the Bank Holding Company Act of 1956.

         Except as provided above or except in their official capacities as directors and executive officers of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer's business or corporate structure; (g) any material change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         (a) John D. Doherty beneficially owns 249,813 shares of the Common Stock representing 15.13% of the shares of Common Stock outstanding. Included in such amount are 75,538 shares of the Common Stock, representing 4.61% of the shares of Common Stock outstanding, beneficially owned by the FLP, options to acquire 11,561 shares of Common Stock, 18,000 shares of restricted Common stock awarded under the Incentive Plan and 15,845 shares allocated to John D. Doherty's account under the ESOP. As general partner of the FLP, John D. Doherty may be deemed to have voting and dispositive power over the shares held by the FLP. Joseph R. Doherty beneficially owns 3,926 shares of the Common Stock representing 0.24% of the shares of Common Stock outstanding.

         (b) John D. Doherty has sole voting but no dispositive power over the 18,000 shares of restricted Common Stock awarded under the Incentive Plan as such shares vest equally over a 5-year period from the date of the award. John
D. Doherty has sole voting and dispositive power over 215,968 shares of the Common Stock, including 75,538 shares held by the FLP, over which John D. Doherty has sole voting and dispositive power as sole general partner of the FLP. John D. Doherty has shared voting and dispositive power over 15,845 shares allocated to his account in the ESOP. Joseph R. Doherty has sole voting and dispositive power over 3,926 shares of Common Stock.

         (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

                                  DATE OF THE           AMOUNT OF               PRICE               NATURE OF
NAME                              TRANSACTION            SHARES               PER SHARE            TRANSACTION
----                              -----------            ------               ---------            -----------
FLP                                9/20/2006               533                 $31.60              Acquisition
John D. Doherty                    9/20/2006               533                  31.60              Acquisition (1)
John D. Doherty                   10/19/2006            18,000                  31.20        Restricted Stock Award (2)

-----------------------------
(1) As the sole general partner of the FLP, John D. Doherty has sole voting and dispositive authority over all of the 75,538 shares owned by the FLP.
(2) Shares awarded pursuant to the Central Bancorp, Inc. 2006 Long-Term Incentive Plan vest equally over a 5-year period from the date of the award, October 19, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Third Amendment to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, and Assignment of Interest and the Demand Promissory Note Due December 31, 2014 from John D. Doherty to Joseph R. Doherty, previously filed as Exhibits 6 and 7 hereto, respectively, the Joint Filing Agreement, previously filed as Exhibit 2 hereto, the Demand Promissory Note Due July 11, 2007 from John D. Doherty to Joseph R. Doherty, previously filed as Exhibit 3 hereto, the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, previously filed as Exhibit 4 hereto, and the First and Second Amendments to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, and Withdrawal of General Partner and Appointment of New General Partner, previously filed as Exhibit 5 hereto, or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Statement on Schedule 13D:

     EXHIBIT NO.
     -----------

         1     Letter, dated February 22, 2002, from Richard Lashley to John D.
               Doherty, Joseph R. Doherty and the Joseph R. Doherty Family
               Limited Partnership, L.P.*
         2     Joint Filing Agreement among the Reporting Persons *
         3     Demand Promissory Note Due July 11, 2007*
         4     Joseph R. Doherty Family Limited Partnership, L.P. Agreement*
         5     First and Second Amendments to the Limited Partnership Agreement
               of Joseph R. Doherty Family Limited Partnership, L.P. and
               Withdrawal of General Partner and Appointment of New General
               Partner*
         6     Third Amendment to the Limited Partnership Agreement of Joseph R.
               Doherty Family Limited Partnership, L.P. and Assignment of
               Interest*
         7     Demand Promissory Note Due December 31, 2014*

         ---------------
         *  Previously filed.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 25, 2006              /s/ John D. Doherty
                                    --------------------------------------------
                                    John D. Doherty



Date: October 25, 2006              /s/ Joseph R. Doherty
                                    --------------------------------------------
                                    Joseph R. Doherty




Date: October 25, 2006              Joseph R. Doherty Family Limited
                                    Partnership, L.P.


                                    By: /s/ John D. Doherty
                                        ----------------------------------------
                                        John D. Doherty
                                        General Partner